

May 4, 2015

Via E-mail
Mr. Randy Ramlo
Chief Executive Officer, Director and Principal Executive Officer
United Fire Group, Inc.
118 Second Avenue SE
Cedar Rapids, IA 52401

Re: United Fire Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34257

Dear Mr. Ramlo:

We have reviewed the above filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Principles of Consolidation, page 84

1. Please provide us proposed revised disclosure that clarifies whether you consolidate United Fire Lloyds, a Texas Lloyds plan. If you do not, please separately tell us why not and reference for us the authoritative literature you rely upon to support your position.

Note 3 – Fair Value of Financial Instruments, page 99

2. Please tell us what consideration you gave to ASC 320-10-50-1B and ASC 820-10-50-2B regarding "major security types" and "classes" in not further disaggregating your states, municipalities and political subdivisions fixed maturity securities herein and in Note 2.

3. You indicate that the fair value of securities that are categorized as Level 2 is determined by management after reviewing non-binding fair value quotes obtained from independent pricing services and brokers. It is not clear what valuation technique and inputs you used. Please provide us, for each "class" (refer to comment 2) of Level 2 fixed maturity securities identified on page 102, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant